Mitsubishi Corporation
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8580 Fax:+81-3-3210-8583
E-mail: ml.ir@mitsubishicorp.com

April 25, 2003
Our ref. No. PI 098

The U.S. Securities and Exchange Co[redacted]
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Fina
Mail Stop 3-7
Washington, D.C. 20549

03050270

SUPPL

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Notice Concerning Resolution of Court Case by Settlement**
- **Mitsubishi Corporation Announces Stock Repurchase Program**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Yoshihiro Kuroi
Deputy General Manager
Investor Relations Office

Translation of report filed with the Tokyo Stock Exchange on April 25, 2003

April 25, 2003

Notice Concerning Resolution of Court Case by Settlement

Mitsubishi Corporation wishes to serve notice that it has reached a settlement with plaintiffs in a class action lawsuit brought by purchasers of artificial graphite electrodes.

1. Details of the settlement

Mitsubishi Corporation has agreed to pay the plaintiffs a settlement of US$45 million (Approx. 5.4 billion yen) on the condition that they agree to the dismissal of their civil lawsuit for damages.

2. Circumstances concerning the filing of the lawsuit and leading up to the settlement

On January 29, 1999, a class action lawsuit was brought against Mitsubishi Corporation by the plaintiffs in the U.S. District Court for the Eastern District of Pennsylvania claiming damages from the company for its alleged involvement in cartel activity that was carried out by graphite electrode manufacturers. While Mitsubishi Corporation's stance is that it is not responsible for any damages resulting from the cartel activity, the company reached this settlement with the plaintiffs before the case went to trial, adjudging that this was in the best interests of all stakeholders to avoid the expense and distraction of further litigation and potential economic losses. This settlement is subject to the approval of the court and an application to that effect will now be filed.

3. Effect on Mitsubishi Corporation's earnings

No further revision will be made to the company's earnings forecasts for the year ended March 31, 2003, which were revised on April 9. This is because the effect of this settlement has already been factored into the company's forecasts.

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Translation of report filed with the Tokyo Stock Exchange on April 25, 2003

April 25, 2003

Mitsubishi Corporation Announces Stock Repurchase Program

(Pursuant to Article 210 of the Commercial Code of Japan)

Mitsubishi Corporation wishes to serve notice that at a meeting held today, the Board of Directors approved a resolution to authorize a stock repurchase program in accordance with Article 210 of the Japanese Commercial Code. The resolution will be proposed at the Fiscal 2003 General Meeting of Shareholders scheduled for June 27, 2003 (Friday), with details as follows:

1. Rationale

The stock repurchase program will enable Mitsubishi Corporation to withhold its shares as treasury stock, and to reissue or cancel them in accordance with its financial strategies. This will give Mitsubishi Corporation greater flexibility in response to shifting economic conditions.

2. Details of Stock Repurchase Program

(1) Type of shares:
Mitsubishi Corporation common stock

(2) Total number of shares authorized for repurchase:
Up to 100,000,000 shares
(Representing 6.4% of shares issued and outstanding)

(3) Total value of shares authorized for repurchase:
Up to 75.0 billion yen

(Note)

The above is subject to approval at the Fiscal 2003 General Meeting of Shareholders scheduled for June 27, 2003 (Friday).

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